John McIlvery Partner
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September 29, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549
Attn: Matthew Derby, Staff Attorney

Re:	Interlink Electronics Inc. Responses to Staff Comments of September 16, 2020 with respect to: Amendment No. 1 to Registration Statement on Form 10

Filed September 3, 2020

File No. 000-21858

Ladies and Gentlemen:

On behalf of Interlink Electronics Inc. (the “Company”), we have enclosed for filing the Company’s Amendment No. 2 (the “Amendment No. 2”) to Registration Statement on Form 10 (the “Registration Statement”).

In addition to filing Amendment No. 2, we hereby provide the following responses in reply to the comment letter dated September 16, 2020 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the “Staff”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Amendment No. 1 to Registration Statement on Form 10

Business, page 5

1.

We note your response to prior comment 2 but your new risk factor indicates that your business would be harmed if you lose one or more of your major customers or a major customer significantly reduces its volume of business. Given that you "expect to continue to be dependent on [y]our major customers," please identify the customers who comprised 36.8%, 10.4% and 10.2% of your net revenues in 2019. Also disclose whether any of these top three customers accounted for a material portion of your revenue in prior years.

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292

Securities and Exchange Commission Division of Corporation Finance September 29, 2020 Page 2

The Company respectfully asserts that disclosure of the names of its customers is not required by Item 101(h)(4)(vi) of Regulation S-K, nor does the Company believe the identity of its largest customers is material to an understanding of its business taken as a whole or necessary for investors to make an informed investment decision. Unlike Item 101(c)(1)(vii) of Regulation S-K, Item 101(h)(4)(vi) does not require a smaller reporting company to identify the name of any customer that accounts for 10% or more of its revenue. The Company also believes that the identities of its customers are of significantly less importance than a qualitative and quantitative description of the extent to which revenue from such customers is relied upon.

Each of the Company’s top three customers in 2019 have been customers for many years. The Company’s largest customer, representing 36.8% of revenue in 2019, has been a customer for 30 years. The second and third largest customers in 2019 have been customers for approximately 10 years and 7 years, respectively. While the Company does consider the loss of revenue from any one of its largest customers significant, warranting appropriate risk factor disclosure of the potential consequences of such loss, the Company does not believe investors will be more informed of these risks by knowing the customers’ identities.

Additionally, the Company respectfully submits that both the Company and its customers consider the identities of such customers to be highly confidential and commercially sensitive. For these reasons, the Company believes its current disclosures are sufficient and the Company has omitted disclosure of the identity of these customers in the Amendment No. 2.

The Company has included additional disclosure in the Amendment No. 2 about whether any of the Company’s top three customers in 2019 accounted for a material portion of its revenue in 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

2.

Please include a discussion of material changes in your results of operations for the three months ended June 30, 2020 as compared to the three months ended June 30, 2019. Clarify the specific impacts of the COVID 19 pandemic on your results of operations. Also, clarify if there have been any material changes in your results of operations subsequent to June 30, 2020. We refer you to Item 303(b) of Regulation S-K.

The Company has supplemented the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 2 to include a comparison of results of operations for the three month periods and to include additional disclosure of the impacts of COVID-19 on its business.

Securities and Exchange Commission Division of Corporation Finance September 29, 2020 Page 3

3.

Your disclosure on page 26 states that you expect revenues to stabilize for the remainder of the year. Please clarify this statement in light of your disclosure on page 11 that you are experiencing, and expect to continue to experience, lower demand and volume for products and services, client requests for engagement deferrals or other contract modifications, and other factors related directly and indirectly to the COVID-19 pandemic that adversely impact your business.

In response to the Staff’s comment, the Company has included additional disclosure beginning on page 23 of the Amendment No. 2 about the impacts of COVID-19 on its business. The Company has experienced lower demand for its products relative to prior periods, due to customer delays and cancellations of product shipments. While the Company has taken steps to mitigate these delays, and orders and shipments have stabilized for the second half of 2020, the risks described on page 11 remain relevant, and the Company believes that investors should continue to be informed of the potential effects of the pandemic on the Company’s business, including those effects that recently have diminished but may materialize again at any time. The Company has modified the risk factor disclosure referenced by the Staff to more closely align it with the disclosure of the impact of COVID-19 on the Company’s business included in MD&A.

* * * * *

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please contact the undersigned.

Very truly yours,

/s/ John McIlvery

John McIlvery

cc:     Steven N. Bronson